Exhibit (k)(21)

FEE WAIVER AGREEMENT

(First Eagle Credit Opportunities Fund)

This AGREEMENT, made as of this 5th day of September, 2025, by and among First Eagle Credit Opportunities Fund (the “Fund”), First Eagle Investment Management, LLC (the “Adviser”) and First Eagle Alternative Credit, LLC (the “Subadviser”).

WHEREAS, the Adviser and Subadviser provide investment advisory and sub-advisory services to the Fund under, respectively, a Management Agreement and Sub-Advisory Agreement (collectively, the “Advisory Agreements”), each dated April 3, 2025;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the Fund, Adviser and Subadviser agree as follows:

1.	For the period commencing as of September 5, 2025 until December 31, 2026 (the “Termination Date”), each of the Adviser and Subadviser agrees to waive all management fees and subadvisory fees, respectively, payable to such parties pursuant to the Advisory Agreements. Amounts waived pursuant to this Agreement are not subject to any right of future recoupment, reimbursement or repayment in favor of the Adviser or the Subadviser. For the avoidance of doubt, however, said waiver of fees shall in no way limit the Adviser and Subadviser from claiming reimbursement for its or their out-of-pocket expenses, if any, otherwise eligible for reimbursement under the Advisory Agreements.

2.	Each of the Adviser and Subadviser understands and intends that the Fund will rely on this Agreement in preparing and filing amendments to its Registration Statement and in accruing the expenses of the Fund for purposes of calculating net asset value and otherwise, and expressly permits the Fund to do so.

3.	Nothing in this Agreement shall be construed as preventing the Adviser and/or Subadviser from voluntarily limiting, waiving or reimbursing expenses outside the contours of this Agreement; nor shall anything herein be construed as requiring that the Adviser and/or Subadviser limit, waive or reimburse any expenses incurred after the Termination Date or otherwise outside the term of the waiver specifically contemplated hereby.

4.	This Agreement shall be governed by applicable federal laws, rules and regulations and the laws of the State of New York without regard to the conflicts of law provisions thereof; provided, however, that nothing herein shall be construed as being inconsistent with applicable federal law. Where the effect of a requirement of applicable federal law reflected in any provision of this Agreement is altered by a new or changed rule, regulation or order of the Securities and Exchange Commission, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

5.	Any amendment to or extension of this Agreement shall be in writing signed by the parties hereto.

6.	This Agreement may not be terminated during its term without the consent of the Board of Trustees of the Fund.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above.

FIRST EAGLE CREDIT OPPORTUNITIES FUND
By:
Name:	Sheelyn M. Michael
Title:	Secretary

FIRST EAGLE INVESTMENT MANAGEMENT, LLC
By:
Name:	Mehdi A. Mahmud
Title:	Chief Executive Officer

FIRST EAGLE ALTERNATIVE CREDIT, LLC
By:
Name:	Mehdi A. Mahmud
Title:	Chief Executive Officer